Exhibit 99.1

NLS Pharmaceutics Announces Israeli Patent Grant Covering Mazindol for Treatment of Attention Deficit Hyperactivity Disorder and Other Sleep Disorders Through 2037

●	Israeli patent relates to Mazindol use in attention deficit hyperactivity disorder (ADHD) or related arousal deficits (i.e., uncontrollable sleepiness), use in the treatment of reduced alertness (daytime sleepiness), or excessive daytime sleepiness, such as narcolepsy or idiopathic hypersomnia.

●	NLS has accelerated ongoing clinical development of its lead product, Mazindol ER for the treatment of rare sleep disorders.

●	NLS is potentially funded through 2025, beyond the anticipated submission of its new drug application for Mazindol ER in narcolepsy, expected in late 2024 or early 2025.

Zürich, Switzerland, December 20, 2022 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, today announced that the Israeli Patent Office has granted approval for Patent Application 261418, which covers Mazindol as a method of treatment for Attention Deficit/Hyperactivity Disorder (ADHD). This patent is expected to expire no earlier than 2037.

“This patent reinforces our continued effort to build our global franchise in central nervous system disorders, in particular rare sleep disorders, with Mazindol,” said Alex Zwyer, Chief Executive Officer of NLS Pharmaceutics. “We believe that the multi-modal mechanism of action of Quilience® is highly unique and will have meaningful clinical benefits across a number of therapeutic areas.”

Mazindol is not currently available in Israel and has not been promoted for use in ADHD. Quilience (Mazindol ER), the Company’s lead product candidate and proprietary extended-release formulation of Mazindol (Mazindol ER), is being developed for the treatment of narcolepsy, and potentially other sleep-wake disorders such as idiopathic hypersomnia (IH). Top-line results from our Phase 2a clinical trial evaluating Quilience (Mazindol ER), in the treatment of narcolepsy, resulted in positive favorable results, meeting the primary endpoint with high statistical significance.

Israel has the world’s highest rate of ADHD diagnoses per capita, according to a study based on data from the Maccabi Healthcare Services, one of the largest health maintenance organizations in Israel. According to Market Data Forecast®, the global ADHD therapeutics market is valued at more than $29 billion currently and is projected to grow to nearly $45 billion by 2037.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a Swiss clinical-stage biopharmaceutical company led by an experienced management team with a track record of developing and repurposing product candidates to treat rare and complex central nervous system disorders. The Company’s lead product candidate, Quilience®, is a proprietary extended-release formulation of Mazindol (Mazindol ER) and is being developed for the treatment of narcolepsy, and potentially other sleep-wake disorders such as idiopathic hypersomnia (IH), for which NLS recently obtained Orphan Disease Designation (ODD) from the U. S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA). Mazindol is a triple monoamine reuptake inhibitor and partial Orexin-2 Receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. A Phase 2 multi-center U.S. clinical trial evaluating Quilience® in adult subjects suffering from narcolepsy met its primary endpoint with high statistical significance and demonstrated a favorable safety and tolerability profile. NLS also successfully completed a Phase 2 study in the U.S. evaluating Nolazol® (Mazindol Controlled-Release) in adult subjects suffering from ADHD. The study met all primary and secondary endpoints and Nolazol® was well-tolerated. Quilience® has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy. Up to 1/3 of narcoleptic patients are also diagnosed with ADHD.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the Company’s potential funding runway, the expected timing of the issuance of the Israeli patent and the earliest expiration date of the patent, the anticipated submission of its new drug application for Mazindol ER in narcolepsy, and the potential benefits in the use of Mazindol for the treatment of ADHD and other disorders. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS’ products may not be approved by regulatory agencies, NLS’ technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS’ patents may not be sufficient; NLS’ products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (SEC), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

For additional information:

Marianne Lambertson (investors & media)

NLS Pharmaceutics Ltd.

+1 239.682.8500

ml@nls-pharma.com

www.nlspharmaceutics.com

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